The Fund held its joint annual meetings of shareholders on December 19,
2012.
Common/Preferred shareholders voted as indicated below:
								Withheld
						Affirmative 	Authority
PIMCO Municipal III
Re-election of Hans W. Kertess
Class I to serve until the annual meeting for
the 2015-2016 fiscal year 			27,799,497 	939,216
Re-election of William B. Ogden, IV
Class I to serve until the annual meeting
for the 2015-2016 fiscal year 			27,774,029 	964,684
Re-election of Alan Rappaport*
Class I to serve until the annual meeting for
the 2015-2016 fiscal year 			5,939 		99

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs.Bradford K. Gallagher, James
A. Jacobson*, and John C. Maney+,continued to serve as Trustees of the Funds.

* Preferred Shares Trustee
+ Interested Trustee